Exhibit 99.1

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES FOURTH QUARTER AND 2012 RESULTS

March 1, 2013, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2012.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2012	2011	2012	2011

Sales	$8,033	$7,251	$30,837	$28,748

Adjusted EBIT(1)	$387	$321	$1,658	$1,367

Income from operations before income taxes	$341	$291	$1,750	$1,217

Net income attributable to Magna International Inc.	$351	$312	$1,433	$1,018

Diluted earnings per share	$1.49	$1.32	$6.09	$4.20

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)    Adjusted EBIT is the measure of segment profit or loss as reported in the Company’s attached unaudited interim consolidated financial statements. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other expense (income), net

THREE MONTHS ENDED DECEMBER 31, 2012

We posted sales of $8.03 billion for the fourth quarter ended December 31, 2012, an increase of 11% over the fourth quarter of 2011. We achieved this sales increase in a period when vehicle production increased 12% in North America and declined 8% in Western Europe, both relative to the fourth quarter of 2011. In the fourth quarter of 2012, our North American, Europe, and Rest of World production sales, as well as tooling, engineering and other sales and complete vehicle assembly sales all increased relative to the comparable quarter in 2011.

Complete vehicle assembly sales increased 12% to $697 million for the fourth quarter of 2012 compared to $625 million for the fourth quarter of 2011, while complete vehicle assembly volumes increased 5% to approximately 31,500 units.

For the fourth quarter of 2012, adjusted EBIT increased 21% to $387 million compared to $321 million for the fourth quarter of 2011.

For the fourth quarter of 2012, income from operations before income taxes was $341 million, net income attributable to Magna International Inc. was $351 million and diluted earnings per share were $1.49, increases of $50 million, $39 million and $0.17, respectively, each compared to the fourth quarter of 2011.

Excluding other expense (income), net, and the income tax valuation allowance releases recorded in the fourth quarters of 2012 and 2011, income from operations before income taxes, net income attributable to Magna International Inc. and diluted earnings per share increased $62 million, $37 million and $0.16, respectively, each compared to the fourth quarter of 2011.

For the fourth quarter ended December 31, 2012, we generated cash from operations of $514 million before changes in non-cash operating assets and liabilities, and $559 million in non-cash operating assets and liabilities. Total investment activities for the fourth quarter of 2012 were $949 million, including $478 million in fixed asset additions, $446 million to purchase subsidiaries and $25 million in investments and other assets.

YEAR ENDED DECEMBER 31, 2012

We posted sales of $30.84 billion for the year ended December 31, 2012, an increase of 7% over the year ended December 31, 2011. This higher sales level reflected increases in our North American, European, and Rest of World production sales as well as higher tooling, engineering and other sales, partially offset by lower complete vehicle assembly sales.

For the year ended December 31, 2012, vehicle production increased 18% to 15.5 million units in North America and decreased 7% to 12.7 million units in Western Europe, each compared to 2011.

Complete vehicle assembly sales decreased 5% to $2.56 billion for the year ended December 31, 2012 compared to $2.69 billion for the year ended December 31, 2011, while complete vehicle assembly volumes decreased 5% to approximately 124,000 units.

For the year ended December 31, 2012, adjusted EBIT increased 21% to $1.66 billion compared to $1.37 billion for the year ended December 31, 2011.

For the year ended December 31, 2012, income from operations before income taxes was $1.75 billion, net income attributable to Magna International Inc. was $1.43 billion and diluted earnings per share were $6.09, increases of $533 million, $415 million and $1.89, respectively, each compared to 2011.

Excluding other expense (income), net, and the income tax valuation allowance releases recorded in 2012 and 2011, income from operations before income taxes, net income attributable to Magna International Inc. and diluted earnings per share increased $269 million, $165 million and $0.83, respectively, each compared to 2011.

For the year ended December 31, 2012, we generated cash from operations before changes in non-cash operating assets and liabilities of $2.13 billion, and $72 million in non-cash operating assets and liabilities. Total investment activities for the year of 2012 were $1.92 billion, including $1.27 billion in fixed asset additions, $525 million to purchase subsidiaries and a $122 million increase in investments and other assets.

Don Walker, Magna’s Chief Executive Officer commented: “Overall, we are satisfied with our operating results for 2012.  We continued our strong performance in North America.  In Europe, we saw better operating results and a return to profitability.  In the rest of the world, Asia remains profitable, despite the significant new facility activity, and we are taking steps to improve results in South America.”

A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2012 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

DIVIDENDS

Yesterday, our Board of Directors declared a quarterly dividend of $0.32 with respect to our outstanding Common Shares for the quarter ended December 31, 2012. This dividend is payable on March 27, 2013 to shareholders of record on March 13, 2013.

Vince Galifi, Magna’s Chief Financial Officer, stated:  “The 16% increase in our quarterly dividend per share to $0.32, which is a new record for us, reflects our continued strong performance and the confidence our Board has in Magna’s future.”

UPDATED 2013 OUTLOOK

Light Vehicle Production (Units)
North America	15.8 million
Western Europe	11.9 million

Production Sales
North America	$15.4 billion - $15.8 billion
Europe	$9.4 billion - $9.7 billion
Rest of World	$2.2 billion - $2.5 billion
Total Production Sales	$27.0 billion - $28.0 billion

Complete Vehicle Assembly Sales	$2.6 billion - $2.9 billion

Total Sales	$32.0 billion - $33.4 billion

Operating Margin*…	Mid 5% range

Tax Rate*	Approximately 24.5%

Capital Spending	Approximately $1.4 billion

* Excluding other expense (income), net

… Excluding $158 million amortization of intangibles related to acquisition of E-Car

In this 2013 outlook, in addition to 2013 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are a leading global automotive supplier with 313 manufacturing operations and 88 product development, engineering and sales centres in 29 countries. Our 119,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter and year end 2012 results on Friday, March 1, 2013 at 8:00 a.m. EST. The conference call will be chaired by Donald J. Walker, Chief Executive Officer. The number to use for this call is 1-800-699-3428. The number for overseas callers is 1-416-641-6715. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday morning prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Karin Kaminski at 905-726-7103.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to Magna’s expected production sales, based on expected light vehicle production in North America and Western Europe; Magna’s expected production sales in the North America, Europe and Rest of World segments; total sales; complete vehicle assembly sales; consolidated operating margin; effective income tax rate; fixed asset expenditures; implementation of improvement plans in our underperforming operations, including South America; and future purchases of our Common Shares under the Normal Course Issuer Bid. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from the recession in Europe, including the potential for a deterioration of sales of our three largest German-based OEM customers; inability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; risks arising due to the failure of a major financial institution; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, South America and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; legal claims and/or regulatory actions against us; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended December 31, 2012 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2011 included in our 2011 Annual Report to Shareholders.

This MD&A has been prepared as at February 28, 2013.

OVERVIEW

We are a leading global automotive supplier with 313 manufacturing operations and 88 product development, engineering and sales centres in 29 countries. Our 119,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines.

HIGHLIGHTS

Operations

Global light vehicle production increased in 2012, representing the third straight year of production growth. In our two primary markets, North American light vehicle production increased 18% to 15.5 million units, while Western European light vehicle production declined 7% to 12.7 million units.

Our 2012 total sales were a record $30.84 billion, an increase of 7% over 2011. North American, European and Rest of World production sales, as well as tooling and other sales all increased to record levels in 2012, while complete vehicle assembly sales declined 5% in 2012, compared to 2011.

Income from operations before income taxes for 2012 was a record $1.75 billion for 2012, compared to $1.22 billion for 2011. Excluding other expense (income), net, (“Other Expense” or “Other Income”) income from operations before income taxes increased $269 million. Operating margin earned on the higher sales as well as a higher operating margin percentage of sales were the primary reasons for the $269 million increase over 2011.

In our North America segment, our strong performance across operating units continued in 2012. Total sales increased 10% over 2011 to $16.34 billion, driven by the higher North American light vehicle production, and Adjusted EBIT(1) increased 11% as compared to 2011 to $1.52 billion.

In our Europe segment, we increased total sales by $153 million to $12.71 billion, despite the 7% decline in Western European vehicle production. This reflects the continued resilient sales and production performance of our largest OEM customers in Europe. We reported Adjusted EBIT in our Europe segment of $165 million for 2012, compared to a loss of $22 million for 2011. Better results at certain underperforming operations were the primary driver of improved earnings in Europe.

Over the past number of years, we have experienced significant growth in our Rest of World segment. Our operations in this segment that are established and have reached an appropriate level of capacity utilization, for the most part, generate positive EBIT. However, there are a number of factors that are currently more than offsetting the aggregate results from our established operations. In our Rest of World segment, we reported an Adjusted EBIT loss of $28 million for 2012, compared to Adjusted EBIT of $56 million for 2011. Costs related to the large number of facilities under construction or launching in Asia and South America, operating inefficiencies and other costs in certain operations in South America, and the integration of acquisitions in South America were the primary reasons for the decline in Adjusted EBIT during 2012 compared to 2011.

1 Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other expense (income), net

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Investments

In 2012, we once again made significant investments in our business, totalling $1.92 billion, including fixed assets, investments, other assets and acquisitions.

Our fixed asset spending in 2012 was an all-time high $1.27 billion, as we continued to invest both in our traditional markets and to further expand our footprint in growing regions such as Asia, Eastern Europe and South America. Furthermore, we spent $122 million for investments and other assets.

Lastly, in 2012 we invested $525 million in acquisitions to enhance our capabilities.

In January 2012 we acquired BDW technologies group (“BDW”), a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. BDW provides us with high-pressure casting capabilities that can provide meaningful weight savings to our customers.

We strengthened our position in automotive pumps through two acquisitions. In November, we acquired ixetic Verwaltungs GmbH (“ixetic”), a manufacturer of automotive vacuum, engine and transmission pumps with two manufacturing facilities in Germany and one in each of Bulgaria and China. In addition, we acquired the remaining 50% interest in STT Technologies (“STT”) from our joint venture partner. STT is a leading supplier of transmission and engine related oil pumps serving the North American market. We believe the automotive pump market will continue to grow, partly as a result of the global trend towards improved fuel efficiency. The combined cost of these acquisitions was $437 million.

We also acquired the controlling 27% interest in Magna E-Car Systems partnership (“E-Car”), and integrated the former E-Car operations into our existing operating units. E-Car’s component business was integrated into our Magna Powertrain operation, in order to take advantage of opportunities for the electrification of vehicle powertrains and E-Car’s battery pack business and vehicle integration operations were integrated into our Magna Steyr operating unit.

Dividends

In 2012, aggregate dividends paid to shareholders amounted to $252 million.

On February 28, 2013 our Board of Directors declared a dividend of U.S. $0.32 per share, representing an increase of 16% over the third quarter of 2012 dividend.

Normal Course Issuer Bid

In November 2012, our Board of Directors approved a normal course issuer bid to purchase up to 12 million of our issued and outstanding Common Shares, representing 5.2% of our public float of Common Shares. The normal course issuer bid will terminate in November 2013.

Going Forward

We expect another year of strong light vehicle production in North America, driven by the ongoing strengthening of North American auto sales. In addition, we expect continued solid operating performance in our North America segment.

We remain cautious about the macroeconomic environment in Europe, and expect Western Europe light vehicle production in 2013 to decline relative to 2012, representing the second straight year of decline. In addition, certain of our OEM customers have announced plant closures in Europe, and similar announcements by other customers and their European operations are possible. We have been taking, and will continue to take, restructuring actions in Europe, reflecting both our ongoing strategic assessment of our business and in response to OEM facility actions. During 2013, we expect to record additional restructuring charges of approximately $150 million. We do expect our restructuring and other operational improvement plans to yield improved operating results in Europe over time.

We expect to generate improved results in our Rest of World segment, driven by lower new facility costs, as we launch new facilities, as well as by actions we are taking to increase operational efficiencies and integrate previous acquisitions in South America.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

FINANCIAL RESULTS SUMMARY

During 2012, we posted sales of $30.84 billion, an increase of 7% from 2011. This higher sales level was a result of increases in our North American, Rest of World and European production sales and tooling, engineering and other sales partially offset by a decrease in our complete vehicle assembly sales. Comparing 2012 to 2011:

•                  North American vehicle production increased 18% and our North American production sales increased 10% to $15.34 billion;

•                  Western European vehicle production decreased 7% while our European production sales increased 2% to 8.79 billion;

•                  Rest of World production sales increased 31% to $1.84 billion;

•                  Complete vehicle assembly sales declined 5% to $2.56 billion, as complete vehicle assembly volumes decreased 5%; and

•                  Tooling, engineering and other sales increased by 12% to $2.32 billion.

During 2012, we earned income from operations before income taxes of $1.75 billion compared to $1.22 billion for 2011. Excluding Other Income and Expense recorded in 2012 and 2011, as discussed in the “Other Income” section, the $269 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to 2011;

•                  productivity and efficiency improvements at certain facilities;

•                  lower costs incurred in preparation for upcoming launches;

•                  higher equity income;

•                  a $15 million revaluation gain in respect of asset-backed commercial paper (“ABCP”);

•                  the recovery of due diligence costs;

•                  favourable settlement of certain commercial items;

•                  lower warranty costs of $3 million; and

•                  lower stock-based compensation.

These factors were partially offset by:

•                 increased pre-operating costs incurred at new facilities;

•                  intangible asset amortization of $52 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to 2011;

•                  a larger amount of employee profit sharing;

•                  higher incentive compensation;

•                  rising commodity costs;

•                  the loss on disposal of an investment;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to 2011.

During 2012, net income of $1.43 billion increased $411 million compared to 2011. Net income was impacted by Other Income and Expense, as discussed in the “Other Income” section and by the valuation allowances as discussed in the “Income Taxes” section. Other Income positively impacted net income in 2012 by $84 million and Other Expense negatively impacted net income in 2011 by $155 million, while the valuation allowances as discussed in the “Income Taxes” section positively impacted net income in 2012 by $89 million and in 2011 by $78 million. Excluding Other Income and Expense, after tax, and the valuation allowances as discussed in the “Income Taxes” section, net income for 2012 increased $161 million.

During 2012, our diluted earnings per share increased $1.89 to $6.09 for 2012 compared to $4.20 for 2011. Other Income, after tax, positively impacted diluted earnings per share in 2012 by $0.35 and Other Expense, after tax, negatively impacted diluted earnings per share in 2011 by $0.65, both as discussed in the “Other Income” section, while the valuation allowances as discussed in the “Income Taxes” section positively impacted diluted earnings per share in 2012 and 2011 by $0.38 and $0.32, respectively. Excluding Other Income and Expense, after tax, and the valuation allowances as discussed in the “Income Taxes” section, the $0.83 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during 2012. The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to 2011, pursuant to our normal course issuer bids and the cashless exercise of options.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

•                      the consolidation of vehicle platforms and proliferation of high-volume platforms supporting multiple vehicles and produced in multiple locations;

•                      the long-term growth of the automotive industry in China, India and other high-growth/low cost markets, including accelerated movement of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                      the growth of the A to C vehicle segments (micro to compact cars), particularly in developing markets;

•                      the extent to which innovation in the automotive industry is being driven by governmental regulation of fuel economy and emissions, vehicle recyclability and vehicle safety;

•                      the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives and other forms of cooperation;

•                      the consolidation of automotive suppliers; and

•                      the ongoing exertion of pricing pressure by OEMs.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•                      The global automotive industry is cyclical. A worsening of economic and political conditions, including through rising interest rates or inflation, high unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts, sovereign debt concerns, the potential for a “currency war”, an increase in protectionist measures and/or other factors, may result in lower consumer confidence, which has a significant impact on consumer demand for vehicles. Vehicle production is closely related to consumer demand and thus vehicle production. A significant decline in production volumes from current levels could have a material adverse effect on our profitability.

•                      The European automotive industry continues to experience significant overcapacity, elevated levels of vehicle inventory, reduced consumer demand for vehicles and depressed production volumes and sales levels. In response to these conditions, some OEMs have announced plans to restructure their European operations, including through plant closures, while other OEMs may take similar actions. In light of the prevailing conditions in Europe, in addition to planned actions, we may take additional restructuring or downsizing actions. In such an event, we may incur restructuring, downsizing and/or other significant non-recurring costs in our European operations, which could have a material adverse effect on our profitability.

•                      A majority of our European sales are to three German-based OEMs - BMW, Volkswagen Group and Daimler. In recent quarters, these three customers have outperformed the Western European automotive market despite the recession in Europe, due in part to strong demand for their vehicles in Asia and North America. A deterioration of the sales of one or more of our three largest German-based customers could have a material adverse effect on our sales and profitability.

•                      In light of the amount of business we currently have with our largest customers in certain regions, our opportunities for incremental growth with these customers may be limited. The amount of business we have with Asian-based OEMs, including Toyota, Honda, Nissan and Hyundai/Kia, generally lags that of our largest customers, due in part to the existing relationships between such Asian-based OEMs and their preferred suppliers. There is no certainty that we can achieve growth with Asian-based OEMs, nor that any such growth will offset slower growth we may experience with our largest customers. Our inability to sustain or grow our business with OEMs could have a material adverse effect on our profitability.

•                      Although we are working to turn around financially underperforming operating divisions, there is no guarantee that we will be successful in doing so in the short to medium term. The continued underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

•                      It is likely that we may downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our short-term profitability.

•                      The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities and manufacturing processes, as well as factors related to tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

•                      We believe we will have sufficient available cash to successfully execute our business plan, even in the event of another global recession similar to that of 2008-2009. However, uncertain economic conditions create significant planning risks for us. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•                      While the North American automotive industry appears to have stabilized following the 2008-2009 recession, there is no certainty regarding the long-term financial health of our customers and suppliers. The bankruptcy or insolvency of a major customer or supplier to us could have a material adverse effect on our profitability.

•                      A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

•                      Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

•                      The automotive supply industry is highly competitive. As a result of our diversified automotive business, some competitors in each of our product capabilities have greater market share than we do. Failure to successfully compete with existing or new competitors could have an adverse effect on our operations and profitability.

•                      We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; capacity utilization; OEMs’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•                      Contracts from our customers consist of blanket purchase orders which generally provide for the supply of components for a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

•                      We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If there is a shift away from the use of technologies in which we are investing, our costs may not be fully recovered. We may be placed at a competitive disadvantage if other technologies emerge as industry-leading technologies, which could have a material adverse effect on our profitability and financial condition.

•                      The failure of any major financial institutions in the future could adversely affect our ability, as well as our customers’ and suppliers’ ability, to access liquidity needed to support our operating activities. Additionally, the failure of a financial institution in which we invest our cash reserves or that is a counterparty in a derivatives transaction (primarily currency and commodities hedges) with us, could increase the risk that our cash reserves and amounts owing to us pursuant to derivative transactions may not be fully recoverable. Any of these risks could have an adverse effect on our financial condition.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

•                      We recorded significant impairment charges related to goodwill, long-lived assets and future tax assets in recent years and may continue to do so in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•                      Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six such customers. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•                      While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•                      While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in markets such as China, India, South America and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to political and economic instability; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

•                      Prices for certain key raw materials and commodities used in our parts, including steel and resin, continue to be volatile. To the extent we are unable to offset commodity price increases by passing commodity price increases to our customers, by engineering products with reduced commodity content, through hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•                      Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                     We have completed a number of acquisitions and may continue to do so in the future. In those product areas in which we have identified acquisitions as a key aspect of our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete, which could have a material adverse effect on our profitability.

•                      Although we seek to conduct appropriate levels of due diligence of our acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of limited access to information, time constraints for conducting due diligence, inability to access target company plants and/or personnel or other limitations on the due diligence process. As a result, we may become subject to liabilities or risks not discovered through our due diligence efforts, which could have a material adverse effect on our profitability.

•                      We face ongoing pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. Our inability to fully offset price concessions or costs previously paid for by OEMs could have an adverse effect on our profitability.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

•                      Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

•                      Our manufacturing facilities are subject to risks associated with natural disasters, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters could cause the total or partial destruction of a manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster at a manufacturing facility could have a material adverse effect on our operations and profitability.

•                      Some of our current and former employees in Canada and the United States participate in defined benefit pension plans. Although these plans have been closed to new participants, existing participants in Canada continue to accrue benefits. Our defined benefit pension plans are not fully funded and our pension funding obligations could increase significantly due to a reduction in the funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have an adverse effect on our profitability and financial condition.

•                      From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.

•                      We continue to pursue opportunities in areas that are complementary to our existing automotive design, engineering and manufacturing capabilities all in order to more efficiently use our capital assets, technological know-how and manufacturing capacity. Many “non-automotive” industries are subject to some of the same types of risks as our automotive business, including: sensitivity to economic conditions, cyclicality and technology risks. We also face a diverse number of competitors possessing varying degrees of financial and operational strength and experience in their industry. Failure to adequately understand the non-automotive businesses in which we pursue opportunities, including with respect to warranty issues, pricing and other factors, could have an adverse effect on our operations and profitability.

•                      In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our profitability.

•                      Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months			For the year
	ended December 31,			ended December 31,
	2012	2011	Change	2012	2011	Change

1 Canadian dollar equals U.S. dollars	1.010	0.978	+3%	1.001	1.012	-1%
1 euro equals U.S. dollars	1.298	1.349	-4%	1.286	1.392	-8%
1 British pound equals U.S. dollars	1.607	1.572	+2%	1.585	1.604	-1%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2012 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on transactions occurring in a currency other than an operation’s functional currency, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMBER 31, 2012

Sales

	For the year
	ended December 31,
	2012	2011	Change
Vehicle Production Volumes (millions of units)
North America	15.471	13.137	+18%
Western Europe	12.689	13.671	-7%
Sales
External Production
North America	$15,336	$13,940	+10%
Europe	8,786	8,651	+2%
Rest of World	1,837	1,402	+31%
Complete Vehicle Assembly	2,561	2,690	-5%
Tooling, Engineering and Other	2,317	2,065	+12%
Total Sales	$30,837	$28,748	+7%

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

External Production Sales - North America

External production sales in North America increased 10% or $1.40 billion to $15.34 billion for 2012 compared to $13.94 billion for 2011. The increase in external production sales is primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to 2011, including the:

•                  Volkswagen Passat;

•                  Mercedes-Benz M-Class and GL-Class;

•                  Chevrolet Sonic; and

•                  Dodge Dart;

•                  acquisitions completed during or subsequent to 2011, which positively impacted sales by $69 million; and

•                  an increase in content on certain programs.

These factors were partially offset by:

•                  a decrease in content on certain programs, including the:

•                  Ford Escape; and

•                  Ram Pickup;

•                  programs that ended production during or subsequent to 2011, including the:

•                  Ford Crown Victoria and Mercury Grand Marquis;

•                  Chevrolet HHR;

•                  Ford Ranger; and

•                  Dodge Caliber;

•                  a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to 2011.

External Production Sales - Europe

External production sales in Europe increased $135 million to $8.79 billion for 2012 compared to $8.65 billion for 2011. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to 2011, including the:

•                  Range Rover Evoque;

•                  Kia Rio;

•                  Volkswagen up!, SEAT Mii and Skoda Citigo;

•                  Hyundai Solaris;

•                  Audi Q3; and

•                  Mercedes-Benz B-Class;

•                  acquisitions completed during or subsequent to 2011, which positively impacted sales by $245 million, including BDW and ixetic; and

•                  an increase in content on certain programs.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro against the U.S. dollar;

•                  lower production volumes on certain existing programs;

•                  a decrease in content on certain programs;

•                  programs that ended production during or subsequent to 2011; and

•                  net customer price concessions subsequent to 2011.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

External Production Sales - Rest of World

External production sales in Rest of World increased 31% or $435 million to $1.84 billion for 2012 compared to $1.40 billion for 2011, primarily as a result of:

•                  acquisitions completed during or subsequent to 2011, which positively impacted sales by $251 million, including ThyssenKrupp Automotive Systems Industrial do Brasil Ltda; (“TKASB”);

•                  the launch of new programs during or subsequent to 2011, primarily in Brazil and China; and

•                  an increase in content on certain programs.

These factors were partially offset by a $108 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real.

Complete Vehicle Assembly Sales

	For the year
	ended December 31,
	2012	2011	Change

Complete Vehicle Assembly Sales	$2,561	$2,690	-5%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, Mercedes-Benz G-Class, Peugeot RCZ
MINI Paceman and Aston Martin Rapide	123,602	130,343	-5%

Complete vehicle assembly sales decreased 5% or $129 million to $2.56 billion for 2012 compared to $2.69 billion for 2011 while assembly volumes decreased 5% or 6,741 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a $202 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar;

•                  a decrease in assembly volumes for the Peugeot RCZ; and

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012.

These factors were partially offset by:

•                  an increase in assembly volumes for the:

•                  Mercedes-Benz G-Class; and

•                  MINI Countryman; and

•                  the launch of the MINI Paceman during the fourth quarter of 2012.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 12% or $252 million to $2.32 billion for 2012 compared to $2.07 billion for 2011.

In 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fusion;

•                  MINI Countryman;

•                  Mercedes-Benz M-Class;

•                  Chevrolet Trax;

•                  QOROS C/Sedan/Hatch;

•                  Opel Cascada Convertible;

•                  Chevrolet Spin;

•                  Ford Escape;

•                  Infiniti hatchback program;

•                  Dodge Dart; and

•                  Ford Transit.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

In 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Countryman;

•                  Mercedes-Benz M-Class;

•                  Opel Calibra;

•                  Chery A6 Coupe;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  BMW X3;

•                  Peugeot RCZ;

•                  Ford Fusion;

•                  Dodge Journey;

•                  Skoda Fabia; and

•                  Chevrolet Camaro.

In addition, tooling, engineering and other sales were negatively impacted by the weakening of the euro against the U.S. dollar.

Cost of Goods Sold and Gross Margin

	For the year
	ended December 31,
	2012	2011

Sales	$30,837	$28,748

Cost of goods sold
Material	19,706	18,533
Direct labour	2,044	1,912
Overhead	5,260	4,989
	27,010	25,434
Gross margin	$3,827	$3,314

Gross margin as a percentage of sales	12.4%	11.5%

Cost of goods sold increased $1.58 billion to $27.01 billion for 2012 compared to $25.43 billion for 2011 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  $552 million related to acquisitions completed during or subsequent to 2011, including TKASB and BDW;

•                  a larger amount of employee profit sharing; and

•                  rising commodity costs.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the euro, Brazilian real, Canadian dollar and Czech koruna, each against the U.S. dollar; and

•                  lower warranty costs of $3 million.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Gross margin increased $513 million to $3.83 billion for 2012 compared to $3.31 billion for 2011 and gross margin as a percentage of sales increased to 12.4% for 2012 compared to 11.5% for 2011. The increase in gross margin as a percentage of sales was substantially due to:

•                  lower costs incurred in preparation for upcoming launches;

•                  favourable settlement of certain commercial items;

•                  lower warranty costs; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  an increase in tooling, engineering and other sales that have low or no margins;

•                  rising commodity costs;

•                  a larger amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to 2011.

Depreciation and Amortization

Depreciation and amortization costs increased $115 million to $801 million for 2012 compared to $686 million for 2011. The higher depreciation and amortization was primarily as a result of:

•                  intangible asset amortization of $52 million related to the acquisition and re-measurement of E-Car;

•                  $48 million related to acquisitions completed during or subsequent to 2011, including BDW, TKASB and E-Car;

•                  capital spending during or subsequent to 2011; and

•                  depreciation related to new facilities.

These factors were partially offset by a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the euro, Brazilian real and Canadian dollar, each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.9% for 2012 compared to 4.8% for 2011. SG&A expense increased $137 million to $1.52 billion for 2012 compared to $1.38 billion for 2011 primarily as a result of:

•                  $78 million related to acquisitions completed during or subsequent to 2011, including TKASB, BDW, E-Car and ixetic;

•                  higher labour, including wage increases at certain operations, and other costs to support the growth in sales;

•                  higher incentive compensation;

•                  increased costs incurred at new facilities;

•                  a loss on disposal of an investment; and

•                  higher employee profit sharing.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar SG&A due to the weakening of the euro, Brazilian real, Czech koruna and Polish zloty, each against the U.S. dollar;

•                  a $15 million revaluation gain in respect of ABCP; and

•                  the recovery of due diligence costs.

Equity Income

Equity income increased $30 million to $151 million for 2012 compared to $121 million for 2011. Excluding the $31 million reduction in the equity loss related to E-Car, the $1 million decrease in equity income is primarily as a result of the disposal of an equity accounted investment during 2011 partially offset by higher income from most of our equity accounted investments.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Other (Income) Expense, net

During 2012 and 2011, we recorded Other Income and Expense items as follows:

	2012			2011
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Fourth Quarter
Re-measurement gain of STT (1)	$(35)	$(35)	$(0.15)	$—	$—	$—
Impairment charges (2)	25	23	0.10	21	20	0.08
Restructuring charges (2)	55	53	0.23	—	—	—
Loss on disposal of facility (3)	—	—	—	16	16	0.07
Customer bankruptcy (4)	—	—	—	11	11	0.05
Insurance proceeds (5)	—	—	—	(15)	(15)	(0.06)
	45	41	0.18	33	32	0.14
Third Quarter
Re-measurement gain of E-Car (1)	(153)	(125)	(0.53)	—	—	—
Loss on disposal of facility (3)	—	—	—	113	113	0.47
Settlement agreement (6)	—	—	—	11	11	0.05
	(153)	(125)	(0.53)	124	124	0.52
Second Quarter
Gain on disposal (7)	—	—	—	(10)	(10)	(0.04)

First Quarter
Write down of real estate (8)	—	—	—	9	9	0.04

Total full year other (income) expense, net	$(108)	$(84)	$(0.35)	$156	$155	$0.65

(1)         Re- measurement gains

(i)       STT Technologies Inc.

On October 26, 2012, we acquired the remaining 50% interest in STT for cash consideration of $55 million net of $13 million cash acquired. STT is a manufacturer of automotive pumps with operations in Canada and Mexico. Prior to the acquisition, we accounted for this investment using the equity method of accounting.

The incremental investment in STT was accounted for under the business acquisition method of accounting as a step acquisition which requires that we re-measure our pre-existing investment in STT at a fair value and recognize any gains or losses in income. The estimated fair value of our investment immediately before the closing date was $55 million, which resulted in the recognition of a non-cash gain of $35 million.

(ii)   Magna E-Car Systems LP

On August 31, 2012, we acquired the controlling 27% interest in E-Car from a company affiliated with the Stronach Group for cash consideration of $75 million. The purchase was reviewed, negotiated and approved by our independent directors with the benefit of independent legal advice from Fasken Martineau DuMoulin LLP, independent financial advice from TD Securities Inc. (“TD”) and an independent valuation prepared by PricewaterhouseCoopers LLP (“PwC”). The purchase price represents the midpoint of the valuation range determined by PwC and TD delivered a fairness opinion to the independent directors to the effect that the transaction is fair, from a financial point of view, to the Company.

Prior to the acquisition, we held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition. The estimated fair value of our partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million ($125 million after tax).

In addition, the preliminary purchase equation of the incremental investment in E-Car allocated $210 million to intangible assets. The intangible assets are primarily customer relationships and technology based intangibles. Given the continuing uncertainties regarding the timing and magnitude of a viable electric vehicle industry, competing electric vehicle technologies, significantly larger competitors, and other factors, we have determined that the intangible assets should be amortized on a straight-line basis over the period ending December 31, 2013.

(2)     Restructuring and Impairment Charges

During 2012 and 2011, we recorded long-lived asset impairment charges as follows:

	2012		2011
	Operating	Net	Operating	Net
	Income	Income	Income	Income

Fourth Quarter
North America	$2	$1	$7	$7
Europe	23	22	14	13

Total full year impairment charges	$25	$23	$21	$20

[a] For the year ended December 31, 2012

(i)       Impairments of Long-lived Assets

In conjunction with our annual business planning cycle, during the fourth quarter of 2012, we completed our annual goodwill impairment and long-lived asset analysis and recorded long-lived asset impairment charges of $25 million.

In Europe, the impairment charges related primarily to fixed assets at our exteriors and interior systems operations.

(ii)   Restructuring Costs

As a result of continuing economic uncertainty in Europe, recent customer announcements related to plant closures, the profitability of certain facilities and the level of future booked business, we determined that restructuring would have to be completed in certain European markets in order to remain cost competitive over the long-term. As a result, during the fourth quarter of 2012, we recorded restructuring charges of $55 million ($53 million after tax) in Europe primarily at our exterior and interior systems and complete vehicle and engineering services operations.

Furthermore, based on our review above and subject to commercial settlements with stakeholders, during 2013 we expect to record additional restructuring charges of approximately $150 million.

Substantially all of these restructuring costs remain to be paid subsequent to 2012.

[b] For the year ended December 31, 2011

(i)       Impairments of Long-lived Assets

In North America, we recorded impairment charges of $7 million related to a roof systems facility in the United States. In Europe, we recorded long-lived asset impairment charges of $7 million related to exteriors and interiors systems facilities, one in each of Spain and Belgium, and in Germany we recorded long-lived asset impairment charges of $7 million related to an electronics facility and a roof systems operation.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

(3)     Loss on disposal of facility

During the third quarter of 2011, we sold an interior systems operation located in Germany and recorded a loss on disposal of $113 million. This operation, whose long-lived assets were substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the 2011 sale arrangements (the “SPA”), we agreed to fund the buyer $67 million, to be satisfied with certain working capital items, cash and the assumption of certain liabilities. The remaining net assets of the operation of $26 million were assigned no value by the buyer and accordingly, were expensed as part of the total loss on disposal. Simultaneously, we reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby we reimbursed the customer costs of $20 million.

Final settlement of the SPA did not occur during 2011 and in the fourth quarter of 2011 an additional $16 million was accrued in relation to the ongoing disputes with the purchaser bringing the total loss on disposal to $129 million.

As more fully described in Note 5 of our unaudited interim consolidated financial statements, on June 4, 2012, we re-acquired the above operation.

(4)     Customer bankruptcy

During 2011, we recorded an $11 million charge related to the insolvency of Saab.

(5)         Insurance proceeds

During 2011, we received proceeds pursuant to an insurance claim for fire damages related to an interior systems facility in the United States. The proceeds received were $15 million in excess of the damaged assets net book value and the losses previously recognized and was recorded in income.

(6)         Settlement agreement

During 2011, a settlement agreement was finalized in connection with the settlement of certain patent infringement and other claims. We recorded an $11 million expense in the third quarter of 2011 in relation to these arrangements.

(7)         Gain on disposal

During 2011, we sold our 40% non-controlling interest in an equity accounted investment for $151 million and realized a $10 million gain on the disposition.

(8)         Write down of real estate

During 2011, five excess corporate real estate assets were sold to entities associated with our Founder and Honorary Chairman, Mr. Stronach and/or our former Co-Chief Executive Officer, Siegfried Wolf. Based on the appraisals obtained by the former Corporate Governance and Compensation Committee, the appraised fair value range for the properties was less than their carrying value and, accordingly, we recorded a $9 million impairment charge in the second quarter of 2011. The sales were approved by the independent members of our Board of Directors based on the recommendation of the former Corporate Governance and Compensation Committee and were completed during 2011.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other (income) expense, net.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

As more fully described in Notes 2 and 5 of our unaudited interim consolidated financial statements for the three months and year ended December 31, 2012, on August 31, 2012 we acquired the controlling 27% interest in the E-Car partnership. Prior to the acquisition, we held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting. For segment reporting purposes, prior to the closing date we recorded our proportionate share of the losses of E-Car in the Corporate and Other segment. Beginning on August 31, 2012, the consolidated results of E-Car are recorded in our North America and Europe segments as follows:

	For the three months ended			For the four months ended
	December 31, 2012			December 31, 2012
	North			North
	America	Europe	Total	America	Europe	Total

Total Sales	$9	$9	$18	$12	$12	$24
Adjusted EBIT	$(59)	$(4)	$(63)	$(76)	$(6)	$(82)
Amortization of E-car Intangibles included in Adjusted EBIT	$(39)	$—	$(39)	$(52)	$—	$(52)

	For the year ended December 31,
	External Sales			Adjusted EBIT
	2012	2011	Change	2012	2011	Change

North America	$16,241	$14,764	$1,477	$1,521	$1,373	$148
Europe	12,563	12,429	134	165	(22)	187
Rest of World	2,010	1,506	504	(28)	56	(84)
Corporate and Other	23	49	(26)	—	(40)	40
Total reportable segments	$30,837	$28,748	$2,089	$1,658	$1,367	$291

Excluded from Adjusted EBIT for 2012 and 2011 were the following Other Income and Expense items, which have been discussed in the “Other Income” section.

	For the year
	ended December 31,
	2012	2011

North America
Re-measurement gain of STT	$(35)	$—
Impairment charges	2	7
Settlement agreement	—	11
Insurance proceeds	—	(15)
	(33)	3

Europe
Impairment charges	23	14
Restructuring charges	55	—
Loss on disposal of facility	—	129
Customer bankruptcy	—	11
	78	154

Corporate and Other
Re-measurement gain of E-Car	(153)	—
Gain on disposal of investment	—	(10)
Write down of real estate	—	9
	(153)	(1)

	$(108)	$156

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

North America

Adjusted EBIT in North America increased $148 million to $1.52 billion for 2012 compared to $1.37 billion for 2011 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  lower costs incurred in preparation for upcoming launches; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  intangible asset amortization of $52 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to 2011;

•                  increased pre-operating costs incurred at new facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  higher affiliation fees paid to corporate;

•                  higher warranty costs of $13 million;

•                  a larger amount of employee profit sharing;

•                  higher incentive compensation; and

•                  net customer price concessions subsequent to 2011.

Europe

Adjusted EBIT in Europe increased $187 million to $165 million for 2012 compared to a loss of $22 million for 2011 primarily as a result of:

•                  lower warranty costs of $16 million;

•                  productivity and efficiency improvements at certain facilities;

•                  favourable settlement of certain commercial items;

•                  higher equity income; and

•                  lower costs incurred in preparation for upcoming launches.

These factors were partially offset by:

•                  a larger amount of employee profit sharing;

•                  rising commodity costs;

•                  higher affiliation fees paid to corporate;

•                  programs that ended production during or subsequent to the fourth quarter of 2011;

•                  higher pre-operating costs incurred at new facilities;

•                  higher incentive compensation; and

•                  operational inefficiencies and other costs at certain facilities.

Rest of World

Rest of World Adjusted EBIT decreased $84 million to a loss of $28 million for 2012 compared to income of $56 million for 2011 primarily as a result of:

•                  higher costs related to new facilities;

•                  operational inefficiencies and other costs at certain facilities, substantially at certain facilities in South America, including the inability to recover inflationary related cost increases from our customers;

•                  higher affiliation fees paid to Corporate; and

•                  net customer price concessions subsequent to the fourth quarter of 2011.

These factors were partially offset by:

•                  higher equity income; and

•                  lower launch costs.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Corporate and Other

Corporate and Other Adjusted EBIT increased $40 million to $nil for 2012 compared to a loss of $40 million for 2011. The loss related to our equity accounted investment in E-Car included in Corporate and Other was $35 million for 2012 and $66 million for 2011. Excluding E-Car, Corporate and Other Adjusted EBIT increased $9 million to $35 million for 2012 compared to $26 million for 2011 primarily as a result of:

•                  an increase in affiliation fees earned from our divisions;

•                  a $15 million revaluation gain in respect of ABCP;

•                  the recovery of due diligence costs; and

•                  lower stock-based compensation.

These factors were partially offset by:

•                  higher incentive compensation;

•                  lower equity income;

•                  a loss on disposal of an investment; and

•                  a larger amount of employee profit sharing.

Interest Expense (Income), net

During 2012, we recorded net interest expense of $16 million compared to net interest income of $6 million for 2011. The increase in interest expense is primarily as a result of:

•                  an increase in interest expense as a result of higher debt in Asia Pacific and South America;

•                  lower interest income; and

•                  interest expense on debt assumed as part of the BDW acquisition.

Income from Operations before Income Taxes

Income from operations before income taxes increased $533 million to $1.75 billion for 2012 compared to $1.22 billion for 2011. Excluding Other Income and Expense, discussed in the “Other Income” section, income from operations before income taxes for 2012 increased $269 million. The increase in income from operations before income taxes is the result of the increase in EBIT partially offset by the increase in net interest expense, as discussed above.

Income Taxes

For the year ended December 31, 2012, we had valuation allowances against our deferred tax assets in the United Kingdom and Germany. These valuation allowances were required based on historical losses and uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these deferred tax assets. Over the past few years, certain divisions in the United Kingdom have delivered sustained profits. Based on financial forecasts and continued anticipated growth, we released a portion of the valuation allowance set up against our deferred tax assets in the United Kingdom. The BDW and ixetic acquisitions in 2012 allowed us to release a portion of the valuation allowance set up against our German deferred tax assets. Additionally, during 2012, we released a portion of our valuation allowances in Mexico and China, which were partially offset by a new valuation allowance against all of our deferred tax assets in Brazil. The net effect of all these valuation allowance releases in 2012 is $89 million.

For the year ended December 31, 2011, we had valuation allowances against all of our deferred tax assets in the United States. The U.S. valuation allowances were required based on historical losses and uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these deferred tax assets. During 2010 and 2011, our United States operations delivered sustained profits. Based on financial forecasts and the continued anticipated growth for the U.S. market, we released $78 million of the U.S. valuation allowances in the fourth quarter of 2011. As at December 31, 2012, we have remaining U.S. valuation allowances of $94 million, relating to deferred tax assets with restrictions on their usability.

The effective income tax rate on income from operations before income taxes was 18.5% for 2012 compared to 16.6% for 2011. In 2012 and 2011, income tax rates were impacted by the items discussed in the “Other Income” section and the valuation allowances described above. Excluding Other Income and Expense, after tax, and the valuation allowances, the effective income tax rate increased to 23.7% for 2012 compared to 20.5% for 2011 primarily as result of a reduction in the utilization of unbenefited losses in the United States partially offset by a decrease in losses not benefited in Europe and permanent items.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Net Income

Net income of $1.43 billion for 2012 increased $411 million compared to 2011. Excluding Other Income and Expense, after tax, discussed in the “Other Income” section, net income increased $161 million. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes, both as discussed above.

Net Loss Attributable to Non-controlling Interests

The net loss attributable to non-controlling interests of $7 million for 2012 increased $4 million compared to 2011.

Net Income attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $1.43 billion for 2012 increased $415 million compared to 2011. Excluding Other Income and Expense, after tax, discussed in the “Other Income” section, net income attributable to Magna International Inc. increased $165 million as a result of the increases in net income and net loss attributable to non-controlling interests, both as discussed above.

Earnings per Share

	For the year
	ended December 31,
	2012	2011	Change

Earnings per Common Share
Basic	$6.17	$4.26	+45%
Diluted	$6.09	$4.20	+45%

Average number of Common Shares outstanding (millions)
Basic	232.4	239.3	-3%
Diluted	235.2	242.8	-3%

Diluted earnings per share increased $1.89 to $6.09 for 2012 compared to $4.20 for 2011. Other Income, after tax, positively impacted diluted earnings per share in 2012 by $0.35 and Other Expense negatively impacted diluted earnings per share in 2011 by $0.65, both as discussed in the “Other Income” section, while the valuation allowances as discussed in the “Income Taxes” section positively impacted diluted earnings per share in 2012 and 2011 by $0.38 and $0.32, respectively. Excluding Other Income and Expense, after tax, and the valuation allowances as discussed in the “Income Taxes” section, the $0.83 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during 2012.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to 2011, pursuant to our normal course issuer bids and the cashless exercise of options.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the year
	ended December 31,
	2012	2011	Change

Net income	$1,426	$1,015
Items not involving current cash flows	708	826
	2,134	1,841	$293
Changes in non-cash operating assets and liabilities	72	(631)
Cash provided from operating activities	$2,206	$1,210	$996

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Cash flow from operations before changes in non-cash operating assets and liabilities increased $293 million to $2.13 billion for 2012 compared to $1.84 billion for 2011. The increase in cash flow from operations was due to a $411 million increase in net income, as discussed above, partially offset by a $118 million decrease in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the year
	ended December 31,
	2012	2011
Depreciation and amortization	$801	$686
Other non-cash charges	154	110
Amortization of other assets included in cost of goods sold	113	80
Deferred income taxes	(46)	(76)
Equity income	(151)	(121)
Non-cash portion of Other expense (income), net	(163)	147
Items not involving current cash flows	$708	$826

Cash provided from non-cash operating assets and liabilities amounted to $72 million for 2012 compared to cash invested of $631 million for 2011. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the year
	ended December 31,
	2012	2011
Accounts receivable	$(46)	$(909)
Inventories	(315)	(282)
Prepaid expenses and other	36	(49)
Accounts payable	249	475
Accrued salaries and wages	37	80
Other accrued liabilities	97	87
Income taxes payable	16	(29)
Deferred revenue	(2)	(4)
Changes in non-cash operating assets and liabilities	$72	$(631)

The increase in inventories in 2012 was primarily due to higher tooling inventory and increased production inventory to support launch activities. The increase in accounts payable in 2012 was primarily due to increased production activities at the end of 2012 and the timing of payments.

Capital and Investment Spending

	For the year
	ended December 31,
	2012	2011	Change
Fixed asset additions	$(1,274)	$(1,236)
Investments and other assets	(122)	(196)
Fixed assets, investments and other assets additions	(1,396)	(1,432)
Purchase of subsidiaries	(525)	(120)
Disposal of facility	—	112
Proceeds from disposition	106	168
Cash used for investment activities	$(1,815)	$(1,272)	$(543)

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Fixed assets, investments and other assets additions

In 2012, we invested $1.27 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2012 was for facilities and manufacturing equipment for programs that will be launching subsequent to 2012. Consistent with our strategy to expand in developing markets, approximately 24% (2011 - 23%) of this investment was in China, India, Brazil and Russia.

In 2012, we invested $113 million in other assets related primarily to fully reimbursable engineering costs and tooling for programs that launched during 2012 or will be launching subsequent to 2012, as well as $9 million in equity accounted investments.

Purchase of subsidiaries

During 2012, we invested $525 million to purchase subsidiaries, including the acquisition of:

•                  ixetic, a manufacturer of automotive vacuum, engine and transmission pumps, which has operations in Germany, Bulgaria and China as well as representation in Brazil, India, Japan and the United States. The acquired business has sales primarily to BMW, Daimler, Volkswagen, Schaeffler, ZF, Ford, Chrysler, Renault-Nissan and Toyota;

•                  the controlling 27% interest in the E-Car partnership;

•                  the remaining 50% interest in STT; and

•                  BDW, a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. The acquired business has sales primarily to Volkswagen, Audi, Porsche, Mercedes-Benz, Ferrari and ZF.

During 2011, we invested $120 million to purchase subsidiaries, including the acquisition of TKASB, which consists of four manufacturing facilities in Brazil that assemble chassis structural components and modules. The acquired business has sales to Ford, Fiat, Renault Nissan, Honda and PSA.

Proceeds from disposition

The $106 million of proceeds include:

•                  normal course fixed and other asset disposals;

•                  $18 million cash proceeds received with respect to the sale of non-core real estate; and

•                  $9 million cash proceeds received with respect to the disposal of ABCP.

Financing

	For the year
	ended December 31,
	2012	2011	Change
Increase in bank indebtedness	$42	$38
Repayments of debt	(309)	(47)
Issues of debt	348	146
Settlement of stock options	(19)	(30)
Issue of Common Shares	14	59
Contribution to subsidiaries by non-controlling interest	—	20
Repurchase of Common Shares	(40)	(407)
Dividends paid	(252)	(236)
Cash used for financing activities	$(216)	$(457)	$241

Repayments of debt for 2012 relate primarily to BDW and Pabsa S.A. debt payments subsequent to acquisition and repayments of our term lines of credit in our Rest of World segment, while issues of debt relates primarily to higher debt levels in our Rest of World segment.

During 2012, our Honorary Chairman and Founder, Mr. Stronach, exercised 900,001 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $15 million were made to Mr. Stronach which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of our Common Shares on the Toronto Stock Exchange (“TSX”) on the date of exercise and the aggregate Exercise Price of all such options surrendered.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

During 2012, we repurchased 0.8 million Common Shares for an aggregate purchase price of $40 million under our normal course issuer bid.

Cash dividends paid per Common Share were $1.10 for 2012, for a total of $252 million.

Financing Resources

	As at	As at
	December 31,	December 31,
	2012	2011	Change
Liabilities
Bank indebtedness	$71	$36
Long-term debt due within one year	249	151
Long-term debt	112	46
	432	233
Non-controlling interest	29	27
Shareholders’ equity	9,429	8,175
Total capitalization	$9,890	$8,435	$1,455

Total capitalization increased by $1.45 billion to $9.89 billion at December 31, 2012 compared to $8.44 billion at December 31, 2011, primarily as a result of a $1.25 billion increase in shareholders’ equity and a $199 million increase in liabilities.

The increase in shareholders’ equity was primarily as a result of net income earned in 2012 partially offset by dividends paid.

The increase in liabilities relates primarily to an increase in debt in our Rest of World segment and debt assumed in connection with the BDW acquisition.

Cash Resources

During 2012, our cash resources increased by $197 million to $1.52 billion as a result of the cash provided from operating activities and the favourable effect of foreign exchange partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at December 31, 2012, we had term and operating lines of credit totalling $2.48 billion of which $2.05 billion was unused and available.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 28, 2013 were exercised:

Common Shares	233,363,125
Stock options (i)	6,355,900
239,719,025

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

At December 31, 2012, we had contractual obligations requiring annual payments as follows:

		2014-	2016-
	2013	2015	2017	Thereafter	Total

Operating leases	$318	$543	$437	$336	$1,634
Long-term debt	249	55	32	24	360
Unconditional Purchase Obligations:
Materials and Services	1,498	118	8	7	1,631
Capital	192	37	9	1	239
Total contractual obligations	$2,257	$753	$486	$368	$3,864

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $569 million at December 31, 2012. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$521	$41	$296	$858
Less plan assets	(289)	—	—	(289)
Unfunded amount	$232	$41	$296	$569

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases. Operating lease payments in 2012 for facilities were $277 million. Operating lease commitments in 2013 for facilities are expected to be $274 million. A majority of our existing lease agreements generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $48 million for 2012, and are expected to be $44 million in 2013.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED DECEMBER 31, 2012

Sales

	For the three months
	ended December 31,
	2012	2011	Change

Vehicle Production Volumes (millions of units)
North America	3.846	3.438	+12%
Western Europe	3.120	3.391	-8%

Sales
External Production
North America	$3,878	$3,462	+12%
Europe	2,209	2,167	+2%
Rest of World	521	386	+35%
Complete Vehicle Assembly	697	625	+12%
Tooling, Engineering and Other	728	611	+19%
Total Sales	$8,033	$7,251	+11%

External Production Sales - North America

External production sales in North America increased 12% or $416 million to $3.88 billion for the fourth quarter of 2012 compared to $3.46 billion for the fourth quarter of 2011. The increase in external production sales is primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to the fourth quarter of 2011, including the:

•                  Ford Fusion and Lincoln MKZ;

•                  Cadillac ATS; and

•                  Dodge Dart;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  growth in sales for non-traditional markets; and

•                  acquisitions completed during or subsequent to the fourth quarter of 2011, which positively impacted sales by $24 million.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the fourth quarter of 2011, including the:

•                  Jeep Liberty; and

•                  Mazda 6;

•                  a decrease in content on certain programs, including the Ford Escape; and

•                  net customer price concessions subsequent to the fourth quarter of 2011.

External Production Sales - Europe

External production sales in Europe increased 2% or $42 million to $2.21 billion for the fourth quarter of 2012 compared to $2.17 billion for the fourth quarter of 2011. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the fourth quarter of 2011, including the:

•                  Ford Transit Custom;

•                  Kia Rio;

•                  Mercedes-Benz B-Class;

•                  Volkswagen up!, SEAT Mii and Skoda Citigo; and

•                  Ford Kuga; and

•                  acquisitions completed during or subsequent to the fourth quarter of 2011, which positively impacted sales by $120 million, including BDW, the re-acquisition of an interiors systems operation and ixetic.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro against the U.S. dollar; and

•                  net customer price concessions subsequent to the fourth quarter of 2011.

External Production Sales - Rest of World

External production sales in Rest of World increased 35% or $135 million to $521 million for the fourth quarter of 2012 compared to $386 million for the fourth quarter of 2011, primarily as a result of:

•                  the launch of new programs during or subsequent to the fourth quarter of 2011, primarily in China and Brazil;

•                  acquisitions completed during or subsequent to the fourth quarter of 2011, which positively impacted sales by $47 million, including TKASB; and

•                  an increase in content on certain programs.

These factors were partially offset by a $20 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Brazilian real.

Complete Vehicle Assembly Sales

	For the three months
	ended December 31,
	2012	2011	Change

Complete Vehicle Assembly Sales	$697	$625	+12%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class
MINI Paceman and Aston Martin Rapide	31,450	29,878	+5%

Complete vehicle assembly sales increased 12% or $72 million to $697 million for the fourth quarter of 2012 compared to $625 million for the fourth quarter of 2011 while assembly volumes increased 5% or 1,572 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  an increase in assembly volumes and favourable content for the Mercedes-Benz G-Class;

•                  an increase in assembly volumes for the MINI Countryman; and

•                  the launch of the MINI Paceman during the fourth quarter of 2012.

These factors were partially offset by:

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012;

•                  a $28 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar; and

•                  a decrease in assembly volumes for the Peugeot RCZ.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 19% or $117 million to $728 million for the fourth quarter of 2012 compared to $611 million for the fourth quarter of 2011.

In the fourth quarter of 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Fiat Viaggio;

•                  MINI Countryman;

•                  Mercedes-Benz M-Class;

•                  BMW 6-Series;

•                  Opel Cascada Convertible;

•                  Ford Transit;

•                  Volkswagen up!; and

•                  Ford Escape.

In the fourth quarter of 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fusion;

•                  MINI Countryman;

•                  Chery A6 Coupe;

•                  Peugeot RCZ;

•                  Audi A1;

•                  Mercedes-Benz SLS;

•                  BMW 6-Series; and

•                  Opel Calibra.

In addition, tooling, engineering and other sales were negatively impacted by the weakening of the euro against the U.S. dollar.

Segment Analysis

	For the three months ended December 31,
	External Sales			Adjusted EBIT
	2012	2011	Change	2012	2011	Change
North America	$4,098	$3,650	$448	$373	$335	$38
Europe	3,333	3,165	168	24	(3)	27
Rest of World	596	425	171	(8)	14	(22)
Corporate and Other	6	11	(5)	(2)	(25)	23
Total reportable segments	$8,033	$7,251	$782	$387	$321	$66

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Excluded from Adjusted EBIT for the fourth quarters of 2012 and 2011 were the following Other Income and Expense items, which have been discussed in the “Other Income” section.

	For the three months
	ended December 31,
	2012	2011

North America
Re-measurement gain of STT	$(35)	$—
Impairment charges	2	7
Insurance proceeds	—	(15)
	(33)	(8)

Europe
Impairment charges	23	14
Restructuring charges	55	—
Loss on disposal of facility	—	16
Customer bankruptcy	—	11
	78	41

	$45	$33

North America

Adjusted EBIT in North America increased $38 million to $373 million for the fourth quarter of 2012 compared to $335 million for the fourth quarter of 2011 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  lower costs incurred in preparation for upcoming launches; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  intangible asset amortization of $39 million related to the acquisition and re-measurement of E-Car;

•                  programs that ended production during or subsequent to the fourth quarter of 2011;

•                  higher warranty costs of $6 million;

•                  increased pre-operating costs incurred at new facilities;

•                  higher restructuring and downsizing costs;

•                  higher affiliation fees paid to corporate;

•                  a larger amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to the fourth quarter of 2011.

Europe

Adjusted EBIT in Europe increased $27 million to $24 million for the fourth quarter of 2012 compared to a loss of $3 million for the fourth quarter of 2011 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  a smaller amount of employee profit sharing;

•                  lower restructuring and downsizing costs; and

•                  higher equity income.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

These factors were partially offset by:

•                  higher warranty costs of $6 million;

•                  increased pre-operating costs incurred at new facilities;

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in the third quarter of 2012 of an interior systems operation;

•                  rising commodity costs;

•                  higher affiliation fees paid to corporate;

•                  higher costs incurred in preparation for upcoming launches;

•                  operational inefficiencies and other costs at certain facilities; and

•                  programs that ended production during or subsequent to the fourth quarter of 2011.

Rest of World

Rest of World Adjusted EBIT decreased $22 million to a loss of $8 million for the fourth quarter of 2012 compared to income of $14 million for the fourth quarter of 2011 primarily as a result of:

•                  higher costs related to new facilities;

•                  operational inefficiencies and other costs at certain facilities, in particular at certain facilities in South America;

•                  higher affiliation fees paid to Corporate; and

•                  net customer price concessions subsequent to the fourth quarter of 2011.

These factors were partially offset by:

•                  lower warranty costs of $3 million; and

•                  higher equity income.

Corporate and Other

Corporate and Other Adjusted EBIT increased $23 million to a loss of $2 million for the fourth quarter of 2012 compared to a loss of $25 million for the fourth quarter of 2011. The loss related to our equity accounted investment in E-Car included in Corporate and Other was $13 million for the fourth quarter of 2011. Excluding E-Car, Corporate and Other Adjusted EBIT increased $10 million to a loss of $2 million for the fourth quarter of 2012 compared to a loss of $12 million for the fourth quarter of 2011 primarily as a result of:

•                  an increase in affiliation fees earned from our divisions; and

•                  a $2 million revaluation gain in respect of ABCP.

These factors were partially offset by:

•                  higher stock-based compensation; and

•                  higher incentive compensation.

FUTURE CHANGES IN ACCOUNTING POLICIES

Intangibles

In July 2012, the FASB issued ASU 2012-02, “Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides an option to first perform a qualitative assessment to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. This new standard will be effective for us in the first quarter of 2013. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 17 of our unaudited interim consolidated financial statements for the three months and year ended December 31, 2012, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011.

CONTROLS AND PROCEDURES

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to expected light vehicle production and operating performance in North America and Europe; implementation of improvement plans in our underperforming operations, and/or restructuring actions, particularly in Europe; improved future results in ROW and Europe; the impact to Adjusted EBIT of new facilities launches and acquisitions in Rest of World, particularly Asia and South America; the future growth of the automotive pump market and the potential benefits expected to be achieved from our acquisitions of ixetic Verwaltungs GmbH and the remaining 50% interest in STT Technologies Inc.; the integration of and potential benefits expected to be achieved from our completed acquisition of the outstanding 27% interest in Magna E-Car Systems; and future purchases of our Common Shares under the Normal Course Issuer Bid. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from the recession in Europe, including the potential for a deterioration of sales of our three largest German-based OEM customers; inability to sustain or grow our business with OEMs; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; risks arising due to the failure of a major financial institution; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, South America and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; legal claims and/or regulatory actions against us; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2012	2011	2012	2011

Sales		$8,033	$7,251	$30,837	$28,748

Costs and expenses
Cost of goods sold		7,038	6,419	27,010	25,434
Depreciation and amortization		243	179	801	686
Selling, general and administrative	13	409	360	1,519	1,382
Interest expense (income), net		1	(3)	16	(6)
Equity income		(44)	(28)	(151)	(121)
Other expense (income), net	2	45	33	(108)	156
Income from operations before income taxes		341	291	1,750	1,217
Income taxes	12	(9)	(20)	324	202
Net income		350	311	1,426	1,015
Net loss attributable to non-controlling interests		1	1	7	3
Net income attributable to Magna International Inc.		$351	$312	$1,433	$1,018

Earnings per Common Share:	3
Basic		$1.51	$1.33	$6.17	$4.26
Diluted		$1.49	$1.32	$6.09	$4.20

Cash dividends paid per Common Share		$0.275	$0.250	$1.100	$1.000

Average number of Common Shares outstanding during the period [in millions]:	3
Basic		232.0	234.5	232.4	239.3
Diluted		234.8	236.9	235.2	242.8

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2012	2011	2012	2011

Net income		$350	$311	$1,426	$1,015

Other comprehensive income (loss), net of tax:	15
Net unrealized gain (loss) on translation of net investment in foreign operations		56	(61)	88	(171)
Net unrealized (loss) gain on available-for-sale investments		(2)	3	(4)	(6)
Net unrealized (loss) gain on cash flow hedges		(1)	(2)	75	(41)
Reclassification of net (gain) loss on cash flow hedges to net income		(11)	6	(18)	(22)
Reclassification of net gain on pensions to net income		(42)	—	(42)	—
Pension and post retirement benefits		(19)	(50)	(19)	(49)
Other comprehensive (loss) income		(19)	(104)	80	(289)

Comprehensive income		331	207	1,506	726
Comprehensive (income) loss attributable to non-controlling interests		(1)	—	5	3
Comprehensive income attributable to Magna International Inc.		$330	$207	$1,511	$729

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2012	2011	2012	2011

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$350	$311	$1,426	$1,015
Items not involving current cash flows	4	164	156	708	826
		514	467	2,134	1,841
Changes in non-cash operating assets and liabilities	4	559	295	72	(631)
Cash provided from operating activities		1,073	762	2,206	1,210

INVESTMENT ACTIVITIES
Fixed asset additions		(478)	(528)	(1,274)	(1,236)
Purchase of subsidiaries	5	(446)	(101)	(525)	(120)
Increase in investments and other assets		(25)	(56)	(122)	(196)
Disposals of facilities		—	—	—	112
Proceeds from disposition	2	13	58	106	168
Cash used for investing activities		(936)	(627)	(1,815)	(1,272)

FINANCING ACTIVITIES
Increase in bank indebtedness		22	18	42	38
Repayments of debt		(28)	(5)	(309)	(47)
Settlement of stock options		—	—	(19)	(30)
Issues of debt		19	30	348	146
Issue of Common Shares		9	1	14	59
Repurchase of Common Shares		(19)	(122)	(40)	(407)
Contribution to subsidiaries by non-controlling interests		—	11	—	20
Dividends paid		(63)	(59)	(252)	(236)
Cash used for financing activities		(60)	(126)	(216)	(457)

Effect of exchange rate changes on cash and cash equivalents		(2)	(11)	22	(37)

Net increase (decrease) in cash and cash equivalents during the period		75	(2)	197	(556)
Cash and cash equivalents, beginning of period		1,447	1,327	1,325	1,881
Cash and cash equivalents, end of period		$1,522	$1,325	$1,522	$1,325

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

As at December 31,	Note	2012	2011

ASSETS
Current assets
Cash and cash equivalents	4	$1,522	$1,325
Accounts receivable		4,774	4,398
Inventories	6	2,512	2,045
Deferred tax assets	12	170	206
Prepaid expenses and other		157	172
		9,135	8,146
Investments	16	385	438
Fixed assets, net		5,273	4,236
Goodwill	7	1,473	1,196
Deferred tax assets		90	69
Other assets	8	753	594
		$17,109	$14,679
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$71	$36
Accounts payable		4,450	3,961
Accrued salaries and wages		617	525
Other accrued liabilities	9	1,185	1,002
Income taxes payable		93	5
Deferred tax liabilities		19	44
Long-term debt due within one year		249	151
		6,684	5,724
Long-term employee benefit liabilities	10	560	419
Long-term debt		112	46
Other long-term liabilities	11	154	207
Deferred tax liabilities		141	81
		7,651	6,477
Shareholders’ equity
Capital stock
Common Shares [issued: 233,115,783; 2011 – 233,317,792]		4,391	4,373
Contributed surplus		80	63
Retained earnings		4,462	3,317
Accumulated other comprehensive income	15	496	422
		9,429	8,175
Non-controlling interests		29	27
		9,458	8,202
		$17,109	$14,679

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]
Balance, December 31, 2010		242.6	$4,500	$56	$2,715	$752	$3	$8,026

Net income					1,018		(3)	1,015
Other comprehensive loss						(289)		(289)
Contributions to subsidiaries by non-controlling interests							20	20
Acquisition of subsidiaries							7	7
Shares issued on exercise of stock options		1.4	69	(10)				59
Release of restricted stock			6	(6)				—
Repurchase and cancellation under normal course issuer bid		(10.7)	(204)		(162)	(41)		(407)
Stock-based compensation expense	13			31				31
Settlement of stock options	13			(8)	(16)			(24)
Dividends paid			2		(238)			(236)
Balance, December 31, 2011		233.3	4,373	63	3,317	422	27	8,202

Net income					1,433		(7)	1,426
Other comprehensive loss						78	2	80
Acquisitions of subsidiaries							7	7
Shares issued on exercise of stock options		0.4	19	(5)				14
Repurchase and cancellation under normal course issuer bid		(0.8)	(18)		(20)	(4)		(42)
Release of restricted stock			5	(5)				—
Release of restricted stock units			5	(5)				—
Stock-based compensation expense	13			39				39
Settlement of stock options	13			(7)	(9)			(16)
Dividends paid		0.2	7		(259)			(252)
Balance, December 31, 2012		233.1	$4,391	$80	$4,462	$496	$29	$9,458

(i)     AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2011.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2011 audited consolidated financial statements and notes included in the Company’s 2011 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2012 and the results of operations, changes in equity and cash flows for the three-month periods and years ended December 31, 2012 and 2011.

[b] Accounting Changes

Comprehensive Income

During 2011, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2011-05 and ASU 2011-12, “Comprehensive Income (Topic 220)”, requiring entities to present net income and other comprehensive income in either a single continuous statement or in two consecutive statements of net income and other comprehensive income. The adoption of this ASU did not have a material impact on the unaudited interim consolidated financial statements.

Fair Value Measurement

During 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820)”, clarifying the existing measurement and disclosure requirements and expanding the disclosure requirements for certain fair value measurements. The adoption of this ASU did not have a material impact on the unaudited interim consolidated financial statements.

Goodwill

In September 2011, the FASB issued ASU 2011-08, “Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment”. ASU 2011-08 provides an option to perform a qualitative assessment to determine whether further goodwill impairment testing is necessary. If, as a result of the qualitative assessment, it is determined that it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount, the two-step quantitative impairment test is required. Otherwise, no further testing is required. ASU 2011-08 is effective for the Company for the year ending December 31, 2012. The adoption of this ASU did not have a material impact on the unaudited interim consolidated financial statements.

[c]  Future Accounting Standards

Intangibles

In July 2012, the FASB issued ASU 2012-02, “Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides an option to first perform a qualitative assessment to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. This new standard will be effective for the Company in the first quarter of 2013. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[d]   Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              OTHER EXPENSE (INCOME), NET

		Year ended
		December 31,
		2012	2011

Fourth Quarter
Re-measurement gain of STT	[a]	$(35)	$—
Impairment of long-lived assets	[b, d]	25	21
Restructuring	[c]	55	—
Loss on disposal of facility	[e]	—	16
Insurance proceeds	[f]	—	(15)
Customer bankruptcy	[g]	—	11
		45	33
Third Quarter
Re-measurement gain of E-Car	[a]	(153)	—
Loss on disposal of facility	[e]	—	113
Settlement agreement	[h]	—	11
		(153)	124
Second Quarter
Gain on disposal of investment	[i]	—	(10)
		—	(10)
First Quarter
Write down of real estate	[j]	—	9
		—	9
		$(108)	$156

For the year ended December 31, 2012:

[a]   Re-measurement gains

[i]  STT Technologies Inc.

On October 26, 2012, the Company acquired the remaining 50% interest in STT Technologies Inc. [“STT”] for cash consideration of $55 million.  STT is a manufacturer of automotive pumps with operations in Canada and Mexico. Prior to the acquisition, the Company accounted for this investment using the equity method of accounting.

The incremental investment in STT was accounted for under the business acquisition method of accounting as a step acquisition which requires that Magna re-measures its pre-existing investment in STT at a fair value and recognize any gains or losses in income. The estimated fair value of Magna’s investment immediately before the closing date was $55 million, which resulted in the recognition of a non-cash gain of $35 million [$35 million after tax].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE (INCOME), NET (CONTINUED)

[ii] Magna E-Car Systems LP

On August 31, 2012, the Company acquired the controlling 27% interest in the Magna E-Car Systems L.P. [“E-Car”] partnership from a company affiliated with the Stronach Group for cash consideration of $75 million. The purchase was reviewed, negotiated and approved by the Company’s independent directors with the benefit of independent legal advice from Fasken Martineau DuMoulin LLP, independent financial advice from TD Securities Inc. [“TD”] and an independent valuation prepared by PricewaterhouseCoopers LLP [“PwC”]. The purchase price represents the midpoint of the valuation range determined by PwC and TD delivered a fairness opinion to the independent directors to the effect that the transaction is fair, from a financial point of view, to the Company.

Prior to the acquisition, the Company held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting.

The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition. The estimated fair value of Magna’s partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million [$125 million after tax].

[b]   Impairment of long-lived assets

In conjunction with its annual business planning cycle, during the fourth quarter of 2012 the Company recorded long-lived asset impairment charges of $23 million [$22 million after tax] in Europe and $2 million [$1 million after tax] in North America.  In Europe, the impairment charges related primarily to fixed assets at the Company’s exteriors and interior systems operations.

[c]   Restructuring

As a result of continuing economic uncertainty in Europe, recent customer announcements related to plant closures, the profitability of certain facilities and the level of future booked business, management determined that restructuring would have to be completed in its traditional European markets in order to remain cost competitive over the long-term.  As a result, during the fourth quarter of 2012, the Company recorded restructuring charges of $55 million [$53 million after tax] in Europe primarily at its exterior and interior systems and complete vehicle and engineering services operations.

Substantially all of these restructuring costs will be paid subsequent to 2012.

For the year ended December 31, 2011:

[d]   Impairment of long-lived assets

During the fourth quarter of 2011, the Company recorded long-lived asset impairment charges of $21 million; $14 million related to Europe and $7 million related to North America.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE (INCOME), NET (CONTINUED)

[e]   Loss on disposal of facility

During the third quarter of 2011, the Company sold an interior systems operation located in Germany and recorded a loss on disposal of $113 million. This operation, whose long-lived assets were substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the 2011 sale arrangements [the “SPA”], the Company agreed to fund the buyer $67 million, to be satisfied with certain working capital items, cash and the assumption of certain liabilities. The remaining net assets of the operation of $26 million were assigned no value by the buyer and accordingly, were expensed as part of the total loss on disposal. Simultaneously, the Company reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby the Company reimbursed the customer costs of $20 million.

Final settlement of the SPA did not occur during 2011 and in the fourth quarter of 2011 an additional $16 million was accrued in relation to the ongoing disputes with the purchaser bringing the total loss on disposal to $129 million.

As more fully described in note 5, on June 4, 2012, the Company re-acquired the above operation.

[f]    Insurance proceeds

During the fourth quarter of 2011, the Company received proceeds pursuant to an insurance claim for fire damages related to an interior systems facility in the United States. The proceeds received were $15 million in excess of the damaged assets net book value and the losses previously recognized and was recorded in income.

[g]   Customer bankruptcy

During the fourth quarter of 2011, the Company recorded an $11 million charge related to the insolvency of Saab.

[h]   Settlement agreement

During the third quarter of 2011, a settlement agreement was finalized in connection with the settlement of certain patent infringement and other claims. The Company recorded an $11 million expense in the third quarter of 2011 in relation to these arrangements.

[i]    Gain on disposal of investment

During the second quarter of 2011, the Company sold its 40% non-controlling interest in an equity accounted investment for proceeds of $151 million [Cdn$147 million] and recognized a $10 million gain on disposal.

[j]    Write down of real estate

During 2011, five excess corporate real estate assets were sold to entities associated with the Company’s Founder and Honorary Chairman, Mr. Stronach and/or the Company’s former Co-Chief Executive Officer, Siegfried Wolf. Based on the appraisals obtained by the Corporate Governance and Compensation Committee, the appraised fair value range for the properties was less than their carrying value and, accordingly, the Company recorded a $9 million impairment charge in the first quarter of 2011. The sales were approved by the independent members of Magna’s Board of Directors based on the recommendation of the Corporate Governance and Compensation Committee and were completed during 2011.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              EARNINGS PER SHARE

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$351	$312	$1,433	$1,018

Average number of Common Shares outstanding	232.0	234.5	232.4	239.3

Basic earnings per Common Share	$1.51	$1.33	$6.17	$4.26

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$351	$312	$1,433	$1,018

Average number of Common Shares outstanding	232.0	234.5	232.4	239.3
Adjustments
Stock options and restricted stock [a]	2.8	2.4	2.8	3.5
	234.8	236.9	235.2	242.8

Diluted earnings per Common Share	$1.49	$1.32	$6.09	$4.20

[a]         For the three months and year ended December 31, 2012, diluted earnings per Common Share exclude 2.5 million [2011 – 2.9 million] and 2.3 million [2011 – 2.1 million] Common Shares issuable under the Company’s Incentive Stock Option Plan, respectively, because these options were not “in-the-money”.

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	December 31,	December 31,
	2012	2011

Bank term deposits, bankers’ acceptances and government paper	$1,220	$968
Cash	302	357
	$1,522	$1,325

[b]         Items not involving current cash flows:

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Depreciation and amortization	$243	$179	$801	$686
Other non-cash charges	48	16	154	110
Amortization of other assets included in cost of goods sold	31	24	113	80
Non-cash portion of Other expense (income), net	(10)	35	(163)	147
Equity income	(44)	(28)	(151)	(121)
Deferred income taxes	(104)	(70)	(46)	(76)
	$164	$156	$708	$826

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES (CONTINUED)

[c]          Changes in non-cash operating assets and liabilities:

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Accounts receivable	$580	$328	$(46)	$(909)
Inventories	60	41	(315)	(282)
Prepaid expenses and other	40	(28)	36	(49)
Accounts payable	27	(38)	249	475
Accrued salaries and wages	(21)	(4)	37	80
Other accrued liabilities	(117)	(33)	97	87
Income taxes receivable (payable)	(11)	28	16	(29)
Deferred revenue	1	1	(2)	(4)
	$559	$295	$72	$(631)

5.              ACQUISITIONS

For year ended December 31, 2012

[i]            BDW Technology Group

In January 2012, the Company acquired BDW technologies group, a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. The acquired business has sales primarily to Volkswagen, Audi, Porsche, Mercedes-Benz, Ferrari and ZF.

[ii]        Interior Systems

As more fully described in note 2, during the third quarter of 2011 the Company sold an interior systems operation [the “Business”] located in Germany. Subsequent to disposal, the Business continued to incur significant financial losses. By the end of the first quarter of 2012, the Business was experiencing severe liquidity issues. Although the Company had no legal obligation to do so, in light of customer relationship issues and other relevant considerations, on June 4, 2012, the Company re-acquired the Business. This acquisition resulted in acquired cash of $19 million [net of $1 million cash paid].

As part of the acquisition, the Company was able to obtain some pricing concessions from a majority of the Business’ customers. However, the Business is still expected to incur significant losses over the next three years.

[iii]    Magna E-Car Systems LP

As more fully described in note 2, on August 31, 2012 the Company acquired the controlling 27% interest in the E-Car partnership for cash consideration of $56 million [net of $19 million cash acquired]. The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that all assets acquired and liabilities assumed are recorded at fair value.

The preliminary purchase equation allocated $210 million to intangible assets which are primarily technology based intangibles. Given the continuing uncertainties regarding the timing and magnitude of a viable electric vehicle industry, competing electric vehicle technologies, significantly larger competitors, and other factors, the Company has determined that the intangible assets should be amortized on a straight-line basis over the period ending December 31, 2013.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              ACQUISITIONS (CONTINUED)

[iv]     STT Technologies Inc.

As more fully described in note 2, on October 26, 2012 the Company acquired the remaining 50% interest in STT for cash considerations of $42 million [net of $13 million cash acquired].  The incremental investment in STT required that all assets acquired and liabilities were assumed at fair value.  This transaction also resulted in $58 million of goodwill recorded.

[v]         ixetic Verwaltungs GmbH

In December 2012, the Company acquired ixetic Verwaltungs GmbH [“ixetic”] a manufacturer of automotive vacuum, engine and transmission pumps, which has operations in Germany, Bulgaria and China as well as representation in Brazil, India, Japan and the United States. The purchase price was $395 million [net of $64 million cash acquired] resulting in $169 million of goodwill. The acquired business has sales primarily to BMW, Daimler, Volkswagen, Schaeffler, ZF, Ford, Chrysler, Renault-Nissan and Toyota.

The preliminary purchase equations for these acquisitions are as follows:

	BDW	E-Car	STT	ixetic	Other	Total

Cash	$11	$19	$13	$64	$20	$127
Non-cash working capital	(122)	(48)	9	54	(22)	(129)
Investments	—	—	—	3	—	3
Fixed assets	188	87	30	186	10	501
Goodwill, net	32	16	58	169	14	289
Other assets	17	9	—	68	—	94
Purchase intangibles	—	210	5	—	—	215
Long-term employee benefit liabilities	—	(2)	—	(45)	(2)	(49)
Long-term debt	(24)	—	—	(1)	—	(25)
Other long-term liabilities	(35)	—	—	—	—	(35)
Deferred tax liabilities	(23)	—	(5)	(39)	(1)	(68)
Non-controlling interests	—	(11)	—	—	—	(11)
Fair value of net assets	44	280	110	459	19	912
Less: Carrying value of Magna’s equity accounted investment	—	(52)	(20)	—	—	(72)
Gain on re-measurement	—	(153)	(35)	—	—	(188)
Consideration paid	44	75	55	459	19	652
Less: Cash acquired	(11)	(19)	(13)	(64)	(20)	(127)
Net cash outflow	$33	$56	$42	$395	$(1)	$525

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations.

For the year ended December 31, 2011

In December 2011, Magna invested $93 million to purchase ThyssenKrupp Automotive Systems do Brasil Ltda [“TKASB”], which consists of four manufacturing facilities in Brazil that assemble chassis structural components and modules. The acquired business has sales to Ford, Fiat, Renault Nissan, Honda and PSA.

The total consideration for this acquisition and certain other acquisitions was $157 million, consisting of $120 million paid in cash [net of cash acquired] and $37 million of assumed debt.

The net effect of the acquisitions on the Company’s 2011 consolidated balance sheet was an increase in non-cash working capital of $35 million, and increases in fixed assets of $95 million, goodwill of $29 million, deferred tax assets of $6 million, other long-term liabilities of $28 million, and non-controlling interest of $7 million.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              INVENTORIES

Inventories consist of:

	December 31,	December 31,
	2012	2011

Raw materials and supplies	$911	$800
Work-in-process	260	229
Finished goods	283	253
Tooling and engineering	1,058	763
	$2,512	$2,045

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.              GOODWILL

The following is a continuity of the Company’s goodwill:

	2012	2011

Balance, beginning of period	$1,196	$1,194
Acquisitions	34	—
Foreign exchange and other	(23)	34
Balance, March 31	1,207	1,228
Acquisitions	10	5
Foreign exchange and other	(13)	8
Balance, June 30	1,204	1,241
Acquisitions	14	8
Foreign exchange and other	14	(65)
Balance, September 30	1,232	1,184
Acquisitions	231	16
Foreign exchange and other	10	(4)
Balance, December 31	$1,473	$1,196

8.              OTHER ASSETS

Other assets consist of:

	December 31,	December 31,
	2012	2011

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$297	$301
Long-term receivables	95	176
Patents and licences, net	34	30
Unrealized gain on cash flow hedges	32	15
E-Car intangible [note 5]	158	—
Other, net	137	72
	$753	$594

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2012	2011

Balance, beginning of period	$76	$68
Expense, net	10	10
Settlements	(5)	(9)
Foreign exchange and other	2	4
Balance, March 31	83	73
Expense, net	9	9
Settlements	(7)	(12)
Foreign exchange and other	(1)	3
Balance, June 30	84	73
Expense, net	4	17
Settlements	(10)	(5)
Foreign exchange and other	5	(5)
Balance, September 30	83	80
Expense, net	20	10
Settlements	(24)	(12)
Foreign exchange and other	15	(2)
Balance, December 31	$94	$76

10.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Defined benefit pension plan and other	$7	$2	$15	$13
Termination and long service arrangements	19	4	39	25
Retirement medical benefit plan	(1)	(1)	1	—
	$25	$5	$55	$38

11.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	December 31,	December 31,
	2012	2011

Long-term portion of income taxes payable	$94	$119
Asset retirement obligation	39	36
Long-term portion of fair value of hedges	10	41
Deferred revenue	11	11
	$154	$207

12.       INCOME TAXES

Accounting standards require that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a “more likely than not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       INCOME TAXES (CONTINUED)

For the year ended December 31, 2012

The Company had valuation allowances against its deferred tax assets in the United Kingdom and Germany.  These valuation allowances were required based on historical losses and uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these deferred tax assets.  Over the past few years, certain divisions in the United Kingdom have delivered sustained profits.  Based on financial forecasts and continued anticipated growth, the Company released a portion of the valuation allowance set up against its deferred tax assets in the United Kingdom.  The BDW and ixetic acquisitions in 2012 have allowed the Company to release a portion of the valuation allowance set up against its German deferred tax assets, during the fourth quarter of 2012.  Additionally, during the fourth quarter of 2012, the Company has released a portion of its valuation allowances in Mexico and China, which were partially offset by a new valuation allowance against all of its deferred tax assets in Brazil. The net effect of all of these valuation allowance releases is $89 million.

For the year ended December 31, 2011

The Company had valuation allowances against all of its deferred tax assets in the United States. The U.S. valuation allowances were required based on historical losses and uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these deferred tax assets. During 2010 and 2011, the Company’s United States operations delivered sustained profits. Based on financial forecasts and the continued anticipated growth for the U.S. market, the Company released $78 million of the U.S. valuation allowances in the fourth quarter of 2011. As at December 31, 2012, the Company has remaining U.S. valuation allowances of $94 million, relating to deferred tax assets with restrictions on their usability.

13.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2012			2011
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	6,867,367	31.54	2,066,700	11,142,450	34.22	3,362,116
Granted	1,341,500	48.22	—	—	—	—
Exercised	(321,454)	25.83	(321,454)	(1,079,779)	44.94	(1,079,779)
Vested	—	—	2,366,667	—	—	2,400,001
March 31	7,887,413	34.61	4,111,913	10,062,671	33.07	4,682,338
Granted	47,500	48.22	—	—	—	—
Exercised (ii)	(5,000)	32.75	(5,000)	(1,216,973)	25.72	(1,216,973)
Cancelled	(46,966)	57.14	(36,966)	(66,666)	30.00	—
Vested	—	—	—	—	—	72,000
June 30	7,882,947	34.56	4,069,947	8,779,032	34.11	3,537,365
Exercised (iii)	(950,405)	27.46	(950,405)	(426,501)	25.57	(426,501)
Cancelled	(6,000)	50.66	(2,000)	—	—	—
Vested	—	—	—	—	—	2,000
September 30	6,926,542	35.52	3,117,542	8,352,531	34.55	3,112,864
Exercised	(248,300)	35.62	(248,300)	(14,000)	26.03	(14,000)
Cancelled	(55,000)	49.99	(20,001)	(1,471,164)	48.68	(1,426,164)
Vested	—	—	378,333	—	—	394,000
December 31	6,623,242	35.39	3,227,574	6,867,367	31.54	2,066,700

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       STOCK-BASED COMPENSATION (CONTINUED)

(ii)        During the second quarter of 2011, the Company’s Honorary Chairman and Founder, Mr. Stronach exercised 1,083,333 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $25 million were made to Mr. Stronach.

(iii)    During the third quarter of 2012, Mr. Stronach exercised 900,001 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $15 million were made to Mr. Stronach.

All cash payments were calculated using the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered.

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Year ended
	December 31,
	2012	2011

Risk free interest rate	2.23%	—
Expected dividend yield	2.00%	—
Expected volatility	43%	—
Expected time until exercise	4.5 years	—

Weighted average fair value of options granted or modified in period [Cdn$]	$15.37	—

[b]         Long-term retention program

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2012		2011
	Number	Stated	Number	Stated
	of shares	value	of shares	value

Awarded and not released, beginning of period	1,026,304	$35	1,182,736	$40
Release of restricted stock	(143,316)	(5)	(156,432)	(5)
Awarded and not released, March 31, June 30, September 30 and December 31	882,988	$30	1,026,304	$35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       STOCK-BASED COMPENSATION (CONTINUED)

[c]          Restricted stock unit program

The following is a continuity schedule of Restricted stock units [“RSUs”] and Independent Director stock units [“DSUs”] outstanding [number of stock units in the table below are expressed in whole numbers]:

	2012				2011
	Equity	Liability	Liability		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total
Balance, beginning of period	367,726	29,806	198,446	595,978	181,732	34,242	186,348	402,322
Granted	94,238	15,364	8,565	118,167	87,866	3,150	4,248	95,264
Dividend equivalents	467	263	1,201	1,931	471	188	958	1,617
Released	(8,259)	—	—	(8,259)	(8,259)	—	—	(8,259)
Balance, March 31	454,172	45,433	208,212	707,817	261,810	37,580	191,554	490,944
Granted	101,672	—	8,838	110,510	42,614	1,000	5,101	48,715
Dividend equivalents	558	325	1,522	2,405	420	204	982	1,606
Released	(10,123)	—	—	(10,123)	(16,227)	—	(15,267)	(31,494)
Balance, June 30	546,279	45,758	218,572	810,609	288,617	38,784	182,370	509,771
Granted	68,540	—	9,778	78,318	30,088	—	5,340	35,428
Dividend equivalents	438	279	1,252	1,969	551	261	1,266	2,078
Released	—	—	(34,124)	(34,124)	—	—	—	—
Balance, September 30	615,257	46,037	195,478	856,772	319,256	39,045	188,976	547,277
Granted	55,681	—	10,275	65,956	47,890	—	7,980	55,870
Dividend equivalents	432	266	1,170	1,868	580	293	1,490	2,363
Released	(65,940)	(26,204)	—	(92,144)	—	(9,532)	—	(9,532)
Balance, December 31	605,430	20,099	206,923	832,452	367,726	29,806	198,446	595,978

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
Incentive Stock Option Plan	$5	$4	$19	$21
Long-term retention	2	2	5	7
Restricted stock unit	3	1	14	6
	10	7	38	34
Fair value adjustment for liability classified DSUs	1	(1)	4	(3)
Total stock-based compensation expense	$11	$6	$42	$31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       COMMON SHARES

[a]         On November 9, 2011, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 12,000,000 Magna Common Shares [the “2011 Bid”], representing 5.1% of the Company’s public float of Common Shares. The 2011 Bid commenced on November 11, 2011 and terminated on November 10, 2012 pursuant to which the Company has purchased 3,668,430 shares related to the 2011 Bid.

On November 9, 2012, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 12,000,000 Magna Common Shares [the “2012 Bid”], representing 5.2% of the Company’s public float of Common Shares. The 2012 Bid commenced on November 13, 2012 and will terminate no later than November 12, 2013. As at December 31, 2012, the Company has purchased 427,402 shares.

During 2012, the Company purchased for cancellation 895,032 [2011 — 10,747,300] Common Shares under a normal course issuer bid for cash consideration of $39 million [2011 — $407 million].

All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 28, 2013 were exercised or converted:

Common Shares	233,363,125
Stock options (i)	6,355,900
239,719,025

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2012	2011

Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$547	$759
Net unrealized gain on translation of net investment in foreign operations	98	235
Repurchase of shares under normal course issuer bid	—	(9)
Balance, March 31	645	985
Net unrealized (loss) gain on translation of net investment in foreign operations	(194)	71
Balance, June 30	451	1,056
Net unrealized gain (loss) on translation of net investment in foreign operations	128	(415)
Repurchase of shares under normal course issuer bid	(2)	(21)
Balance, September 30	577	620
Net unrealized gain (loss) on translation of net investment in foreign operations	54	(62)
Repurchase of shares under normal course issuer bid	(2)	(11)
Balance, December 31	629	547

Accumulated net unrealized gain (loss) on cash flow hedges (i)
Balance, beginning of period	(23)	40
Net unrealized gain on cash flow hedges	51	25
Reclassification of net loss (gain) on cash flow hedges to net income	3	(7)
Balance, March 31	31	58
Net unrealized (loss) gain on cash flow hedges	(14)	5
Reclassification of net gain on cash flow hedges to net income	(8)	(11)
Balance, June 30	9	52
Net unrealized gain (loss) on cash flow hedges	39	(69)
Reclassification of net gain on cash flow hedges to net income	(2)	(10)
Balance, September 30	46	(27)
Net unrealized loss on cash flow hedges	(1)	(2)
Reclassification of net (gain) loss on cash flow hedges to net income	(11)	6
Balance, December 31	34	(23)

Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of period	5	11
Net unrealized loss on investments	(3)	(3)
Balance, March 31	2	8
Net unrealized loss on investments	(1)	—
Balance, June 30	1	8
Net unrealized gain (loss) on investments	2	(6)
Balance, September 30	3	2
Net unrealized (loss) gain on investments	(2)	3
Balance, December 31	1	5

Accumulated net unrealized loss on other long-term liabilities (ii)
Balance, beginning of period	(107)	(58)
Net unrealized gain on other long-term liabilities	—	1
Balance, March 31, June 30, September 30	(107)	(57)
Net unrealized loss on other long-term liabilities	(19)	(50)
Reclassification of net gain to net income	(42)	—
Balance, December 31	(168)	(107)

Total accumulated other comprehensive income	$496	$422

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       ACCUMULATED OTHER COMPREHENSIVE INCOME (CONTINUED)

(i)            The amount of income tax (obligation) benefit that has been netted in the accumulated net unrealized gain (loss) on cash flow hedges is as follows:

	2012	2011

Balance, beginning of period	$12	$(15)
Net unrealized gain	(21)	(8)
Reclassifications of net (loss) gain to net income	(1)	3
Balance, March 31	(10)	(20)
Net unrealized loss (gain)	7	(4)
Reclassifications of net gain to net income	2	3
Balance, June 30	(1)	(21)
Net unrealized (gain) loss	(14)	26
Reclassifications of net gain to net income	1	4
Balance, September 30	(14)	9
Net unrealized (gain) loss	(2)	4
Reclassifications of net gain (loss) to net income	3	(1)
Balance, December 31	$(13)	$12

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on other long-term liabilities is as follows:

	2012	2011

Balance, beginning of period	$24	$1
Net unrealized loss	—	1
Balance, March 31	24	2
Reclassification of net gain to net income	1	—
Balance, June 30	25	2
Reclassification of net gain to net income	—	—
Balance, September 30	25	2
Reclassification of net gain to net income	4	—
Net unrealized gain	7	22
Balance, December 31	$36	$24

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $7 million [net of income taxes of $18 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	December 31,	December 31,
	2012	2011

Held for trading
Cash and cash equivalents	$1,522	$1,325
Investment in asset-backed commercial paper	90	82
	$1,612	$1,407
Held to maturity investments
Severance investments	$8	$5

Available-for-sale
Equity investments	$9	$12

Loans and receivables
Accounts receivable	$4,774	$4,398
Long-term receivables included in other assets	95	176
	$4,869	$4,574

Other financial liabilities
Bank indebtedness	$71	$36
Long-term debt [including portion due within one year]	361	197
Accounts payable	4,450	3,961
	$4,882	$4,194

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$37	$21
Other assets	32	15
Other accrued liabilities	(11)	(31)
Other long-term liabilities	(9)	(38)
	49	(33)
Commodity contracts
Prepaid expenses	2	—
Other accrued liabilities	(3)	(6)
Other long-term liabilities	(1)	(3)
	(2)	(9)
	$47	$(42)

[b]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS (CONTINUED)

Investments

At December 31, 2012, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2011 - Cdn$125 million]. The carrying value and estimated fair value of this investment was Cdn$90 million [December 31, 2011 - Cdn$84 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At December 31, 2012, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $9 million, which was based on the closing share price of the investments on December 31, 2012.

Term debt

The Company’s term debt includes $249 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

[c]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For both the three month period and year ended December 31, 2012, sales to the Company’s six largest customers represented 83% of the Company’s total sales and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[d]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       FINANCIAL INSTRUMENTS (CONTINUED)

[e]          Currency risk and foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency.

In an effort to manage this net foreign exchange exposure, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar and euro outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At December 31, 2012, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	295	979
euro amount	82	8

For U.S. dollars
Peso amount	6,049	—

For euros
U.S. amount	70	194
GBP amount	85	14
Czech Koruna amount	4,844	11
Polish Zlotys amount	127	—

Forward contracts mature at various dates through 2016. Foreign currency exposures are reviewed quarterly.

As a result of the hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates. As at December 31, 2012, the net foreign exchange exposure was not material.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       CONTINGENCIES

[a]         In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until late 2014, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]         During the fourth quarter of 2011, the Company announced that it was cooperating with the United States Department of Justice [“DOJ”] with respect to an antitrust investigation of the automobile tooling industry. The scope of the DOJ inquiry subsequently changed to include tooling quotation and program management practices. The DOJ’s investigation has since been concluded without any action being taken by the DOJ.

[c]          A putative class action lawsuit alleging violations of the United States Securities Exchange Act of 1934 has been filed in the United States District Court, Southern District of New York, against the Company, as well as its Chief Executive Officer, Chief Financial Officer and Founder and Honorary Chairman. Boilermaker-Blacksmith National Pension Trust [“BBNPT”] was appointed the lead plaintiff on an uncontested motion. BBNPT subsequently filed an amended complaint, following which the defendants’ filed motion materials seeking dismissal of the lawsuit. The motion to dismiss is expected to be heard by the end of the second quarter of 2013. The defendants believe the lawsuit is without merit and therefore intend to vigorously defend the case. Given the early stages of the legal proceedings, it is not possible to predict the outcome of the claim.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       CONTINGENCIES (CONTINUED)

[d]         In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 9]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

18.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, the Company’s internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other expense (income), net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

As more fully described in notes 2 and 5, on August 31, 2012 the Company acquired the controlling 27% interest in the E-Car partnership. Prior to the acquisition, the Company held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting. For segment reporting purposes, prior to the closing date the Company recorded its proportionate share of the losses of E-Car in the Corporate and Other segment.  Beginning on August 31, 2012, the consolidated results of E-Car are recorded in the Company’s North America and Europe segments as follows:

	For the three months ended			For the four months ended
	December 31, 2012			December 31, 2012
	North			North
	America	Europe	Total	America	Europe	Total

Total Sales	$9	$9	$18	$12	$12	$24
Adjusted EBIT	$(59)	$(4)	$(63)	$(76)	$(6)	$(82)
Amortization of E-car Intangibles included in Adjusted EBIT [note 5]	$(39)	$—	$(39)	$(52)	$—	$(52)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes:

	Three months ended				Three months ended
	December 31, 2012				December 31, 2011
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,621	$1,496		$660	$1,441	$1,347		$586
United States	1,902	1,788		973	1,728	1,612		804
Mexico	882	814		573	740	691		477
Eliminations	(280)	—		—	(234)	—		—
	4,125	4,098	$373	2,206	3,675	3,650	$335	1,867
Europe
Western Europe (excluding Great Britain)	2,653	2,606		1,490	2,555	2,513		1,111
Great Britain	261	257		58	264	262		53
Eastern Europe	516	470		584	451	390		438
Eliminations	(57)	—		—	(70)	—		—
	3,373	3,333	24	2,132	3,200	3,165	(3)	1,602
Rest of World	622	596	(8)	686	451	425	14	485
Corporate and Other (i)	(87)	6	(2)	249	(75)	11	(25)	282
Total reportable segments	8,033	8,033	387	5,273	7,251	7,251	321	4,236
Other expense, net			(45)				(33)
Interest (expense) income, net			(1)				3
	$8,033	$8,033	$341	5,273	$7,251	$7,251	$291	4,236
Current assets				9,135				8,146
Investments, goodwill, deferred tax assets, and other assets				2,701				2,297
Consolidated total assets				$17,109				$14,679

(i)           Prior to the Company’s acquisition of the 27% controlling interest in E-Car, Corporate and Other includes the Company’s proportionate share of the net loss in E-Car which was recorded as equity loss. For the three months ended December 31, 2011, the partnership recorded sales of $30 million and an EBIT loss of $18 million.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SEGMENTED INFORMATION (CONTINUED)

	Year ended				Year ended
	December 31, 2012				December 31, 2011
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$6,343	$5,907		$660	$5,951	$5,552		$586
United States	7,518	7,053		973	7,025	6,514		804
Mexico	3,520	3,281		573	2,902	2,698		477
Eliminations	(1,046)	—		—	(1,023)	—		—
	16,335	16,241	$1,521	2,206	14,855	14,764	$1,373	1,867
Europe
Western Europe (excluding Great Britain)	10,089	9,927		1,490	10,124	9,963		1,111
Great Britain	961	952		58	913	909		53
Eastern Europe	1,847	1,684		584	1,708	1,557		438
Eliminations	(188)	—		—	(189)	—		—
	12,709	12,563	165	2,132	12,556	12,429	(22)	1,602
Rest of World	2,111	2,010	(28)	686	1,599	1,506	56	485
Corporate and Other (i)	(318)	23	—	249	(262)	49	(40)	282
Total reportable segments	30,837	30,837	1,658	5,273	28,748	28,748	1,367	4,236
Other income (expense), net			108				(156)
Interest (expense) income, net			(16)				6
	$30,837	$30,837	$1,750	5,273	$28,748	$28,748	$1,217	4,236
Current assets				9,135				8,146
Investments, goodwill deferred tax assets and other assets				2,701				2,297
Consolidated total assets				$17,109				$14,679

(i)           Prior to the Company’s acquisition of the 27% controlling interest in E-Car, Corporate and Other includes the Company’s proportionate share of the net loss in E-Car which was recorded as equity loss. For the eight months ended August 31, 2012, the partnership recorded sales of $67 million and an EBIT loss of $49 million.  For the year ended December 31, 2011, the partnership recorded sales of $92 million and an EBIT loss of $91 million.

19.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.